PFG Announces Tender Offer
Questions & Answers

June 30, 2005. Yesterday, we announced that we would conduct a “Dutch Auction”—which is a tender offer to buy back shares of our common stock.

As a shareholder (either through direct stock ownership or through the PFG Employee Savings and Stock Ownership Plan), you will be receiving an Offer to Purchase, a Letter of Transmittal, and other important documents. If you are interested in tendering your stock, we urge you to review these documents carefully and follow their instructions.

To help you better understand the process, we have provided some common questions and answers about the tender offer. This document is not intended to give you financial advice or to provide all of the details of the offer, but we hope that it will answer some of your questions. When you receive the Offer to Purchase and the related documents, we encourage you to read these materials closely. They contain all of the specific details of the tender offer.

What is a tender offer and what is the purpose of the offer?
This tender offer is an offer by PFG to repurchase shares of its outstanding common stock for cash. It allows us to efficiently return capital from the sale of the fresh-cut segment to our shareholders.

How many shares of stock will PFG purchase?
PFG will purchase up to 10 million shares of our outstanding common stock at a price between $27.50 and $31.50 per share.

What will be the final purchase price for the shares?
PFG is conducting this tender offer through a procedure commonly called a “Dutch Auction.” If you choose to participate, this procedure allows you, as a shareholder, to select a price within the price range specified by PFG at which you are willing to sell any of your shares. The price range for the tender offer is $27.50 to $31.50 per share. The company will pay the lowest purchase price within that range that will permit it to purchase 10 million shares. PFG will purchase all shares at the same purchase price. So, even if you have selected a lower purchase price within the stated range and the shares you tender are purchased, you will be paid the price required to purchase 10 million shares. PFG will not purchase any shares tendered above this price.

For example, if you offer to sell your shares at $28 per share and 10 million shares are tendered at or below $29 per share, then you will be paid $29 per share. But if you offer to tender your shares at $30 per share and 10 million shares are tendered at or below $29 per share, then your shares will not be purchased.

It is important to note that, for certain reasons described in the Offer to Purchase, all shares tendered at or below the purchase price may not be purchased if more than 10 million shares are tendered.

If I decide to tender any shares that I own directly, how can I do it?
If you own shares of PFG stock directly, for example any stock that you acquired through the Employee Stock Purchase Plan, and you want to sell all or part of your shares, you will have to follow instructions included in the Offer to Purchase and the Letter of Transmittal. American Stock Transfer & Trust Company must receive your signed Letter of Transmittal and other required documents no later than the deadline described below.

Can I tender any of my shares from the Employee Savings and Stock Ownership Plan?
If you participate in the Employee Savings and Stock Ownership Plan, which includes the 401(k), ESOP and/or profit sharing programs, and you want to sell all or part of the PFG common stock shares in one or more of your accounts, you will have to follow the instructions in the green “Letter to Participants in the Performance Food Group Employee Savings and Stock Ownership Plan.” You may tender vested and/or unvested shares in the Plan.

The proceeds from the tender will remain in the Plan and will remain on the existing vesting schedule. The proceeds will be invested in the Stable Portfolio Group Trust until you re-direct the investment.

The number of shares in your Employee Savings and Stock Ownership Plan on a particular day is determined by dividing the total market value of your PFG common stock in your 401(k) plan, ESOP and/or profit sharing account by the closing market price per share of our common stock on that day.

Participants in the Employee Savings and Stock Ownership Plan can obtain the number of PFG common stock shares held in their account(s) by calling Wachovia at 1-800-377-9188 and opting out to speak to a Participant Account Service (PAS) representative from 7 a.m. to 10 p.m. (EST). You also can obtain this information by visiting www.wachovia.com/401k.

American Stock Transfer & Trust Company must receive your signed, original yellow Trustee Direction Form and other required documents no later than the deadline described below.

How long do I have to tender my shares if I choose to do so?
The tender offer will expire at 5:00 p.m., Eastern Time, on August 11, 2005, unless extended. You may tender any shares that you own directly (such as shares purchased through the Employee Stock Purchase Plan) until the tender offer expires on August 11, 2005. If your broker holds your shares, your broker is likely to have an earlier deadline for you to act, and you should contact your broker to find out this deadline.

Shares that you own through the Employee Savings and Stock Ownership Plan have an earlier deadline. If you want to tender any shares from this Plan, American Stock Transfer & Trust Company must receive your Trustee Direction Form no later than 5:00 p.m., Eastern Time, August 3, 2005. Please note that this date is earlier than the August 11, 2005 date for shares that are directly held by you because the Plan Administrator must reconcile all shares tendered with the plan records.

Forms must be received via mail or overnight delivery by the stated deadline. You cannot email or fax your form. Shares tendered that you own directly may be withdrawn prior to the expiration of the tender offer. Shares tendered that you own through the Employee Savings and Stock Ownership Plan may be withdrawn, but American Stock Transfer & Trust Company must receive your withdrawal by 5:00 p.m., Eastern Time, on August 3, 2005.

If I decide not to sell, how will the tender offer affect my shares? Upon the completion of the tender offer, those shareholders who have not sold any shares will have a greater ownership percentage in our company (subject to our right to issue additional shares of common stock and other equity securities in the future). However, we cannot predict the impact, if any, on the stock price due to the fact that there are many factors that influence the market price of our stock. See Section 2 and Section 12 of the Offer to Purchase for more information regarding the effects of the tender offer.

What if I have additional questions?
If you have questions regarding the tender offer, direct them to Goldman, Sachs, & Co., the dealer manager for the tender offer at (800) 323-5678 or (212) 902-1000 or Mellon Investor Services, the information agent for the tender offer at (877) 698-6865. The Offer to Purchase, Letter of Transmittal and other documents for use in making tenders will be available through Mellon Investor Services. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record (including participants of the Employee Savings and Stock Ownership Plan) and will be made available for distribution to beneficial owners.

Please note that this information has been provided solely to help answer some common questions about the tender offer. Neither PFG, our board of directors, Goldman, Sachs & Co., Mellon Investor Services, or Wachovia are making any recommendation to you or our shareholders as to whether or not to tender your shares or at what price to tender your shares. You will need to decide how many shares you will tender, if any, and the price, within the stated range, at which you will offer your shares for purchase by PFG.

STRAIGHT TALK

PFG Announces Tender Offer
Questions & Answers
Addendum A

(Only for associates with stock options and/or restricted stock)

Can I tender my vested stock options or my restricted stock?
You cannot tender vested stock options, but you can exercise your vested stock options and then tender the shares you receive upon exercise by following the same process as for shares held directly by you. Note that there may be tax consequences if you exercise these options. If your shares are not purchased in the tender offer, you cannot reverse your option exercise. Finally, you cannot tender unvested stock options or restricted stock.